I, Benjamin White, certify that:

(1) the financial statements of Dome Audio, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Dome Audio, Inc. included in this Form reflects accurately the information reported on the tax return for Dome Audio, Inc. filed for the two fiscal years ended Dec 31st, 2019.

Benjamin White
CEO

8th, June 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.